UNITED STATES OF AMERICA
                         before the
             SECURITIES AND EXCHANGE COMMISSION



                       PUBLIC UTILITY
                 HOLDING COMPANY ACT OF 1935

                      in the matter of

            CENTRAL AND SOUTH WEST SERVICES, INC.
                      File No.  70-6802
                  Dallas, Texas  75266-0164






                      REPORT FOR PERIOD

          October 1, 1995 through December 31, 1995

                     PURSUANT TO RULE 24

I.  CONSTRUCTION AND FUEL PROJECTS
Central and South West Corporation (CSW) is a public utility holding company with four electric operating subsidiaries:
Central  Power  and  Light  Company  (CPL);  Public  Service
Company  of  Oklahoma  (PSO);  Southwestern  Electric  Power
Company (SWP) and West Texas Utilities Company (WTU). Central and South West Services, Inc. (CSWS) performs at cost, accounting, engineering, tax, legal, financial, marketing, fuel planning, electronic data processing, centralized economic dispatching of electric power and other services for CSW and its subsidiaries. CSWS is required to
file  quarterly  reports  concerning:   (a)  description  of
activities for each construction project; (b) method of accounting for each project; (c) information on fuel projects and (d) information on the project billing allocations.

(A)  METHOD OF ACCOUNTING

The cost of materials, labor, outside services and other expenditures directly attributable to construction of the jointly-owned projects are paid by CSWS and SWP as agents for the participating companies. Controlled-disbursement bank accounts for each project and the CSW money pool facilitate funding of construction checks. Each company must provide financing for its share of the construction costs.

A summary statement of activity is provided monthly by CSWS and SWP to the participating companies. A series of work orders and account numbers enables the participating companies to record their respective ownership shares of construction work in progress, retentions payable, accrued sales tax, vendor accounts payable and cash paid.

(B)  CONSTRUCTION ACTIVITIES

COLETO CREEK UNIT  #2

No new construction or engineering activities occurred on this project during the quarter. This project has been suspended. CSWS is continuing to provide contract administration, including contract suspension costs, and maintenance of environmental permits during the project's dormant period. No costs were incurred this quarter.

WALKER COUNTY UNIT #1

No new construction or engineering activities occurred on this project during the quarter. This project has been suspended. No costs were incurred this quarter.

HIGH VOLTAGE DIRECT CURRENT LINES (HVDC)

SOUTH:   In  December 1985, all engineering and construction
related work on the south Texas HVDC Interconnection project was suspended.

EAST: In 1987, CSW received an order from the Federal Energy Regulatory Commission (FERC) approving the East HVDC Tie. During 1992 SWP and CPL entered into an agreement with Houston Lighting & Power Company and Texas Utilities Electric Company to construct and operate an East Texas HVDC transmission interconnection. This interconnection will consist of a back-to-back converter station and 16 miles of 345 kilovolt transmission line connecting transmission substations at SWP's Welsh Power Plant and Texas Utilities Electric Company's Monticello Power Plant near Mount Pleasant, Texas. Application for a Certificate of Convenience and Necessity for the transmission interconnection was approved by the Public Utility Commission of Texas on March 24, 1993. A turn key contract for the provision and installation of the major equipment was entered into with Siemens Energy and Automation, Inc. on March 24, 1993. This 600,000 kilowatt project was completed and placed in commercial operation on August 6, 1995. Costs incurred in the fourth quarter of 1995 include engineering consulting fees, home office costs, construction costs, and the HVDC supplier's costs.

EXPENDITURES BY PROJECT :

                                   COLETO    WALKER     HVDC
                                   CREEK     COUNTY   EAST (1)
QUARTER ENDED DECEMBER 31, 1995            (thousands)

CPL                                  $--       $--      $347

PSO                                   --        --        --

SWP                                   --        --       347

WTU                                   --        --        --

TOTAL                                $--       $--      $694

(1)  Excludes non-affiliated interests in these projects.


                                          COLETO    WALKER    HVDC
                                          CREEK     COUNTY  EAST (1)
TWELVE MONTHS ENDED DECEMBER 31, 1995            (thousands)

CPL                                          $--       $--   $3,104

PSO                                           --        --       --

SWP                                           --        --    3,104

WTU                                           --        --       --

TOTAL                                        $--       $--   $6,208

(1)  Excludes non-affiliated interests in these projects.



(C)  FUEL PROJECTS

SOUTH  HALLSVILLE:   Work  on  this  project  consisted   of
overseeing  the  contract  miner's  reclamation  activities.
Land and lignite lease maintenance comprised the majority of the work on this project.

DOLET HILLS:  Land and lignite lease maintenance as well  as advance royalty payments comprised the majority of the  work
on  this  project.   The property is now in  production  and
advanced royalty payments are being recouped.

WALKER/GRIMES: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project.

KARNACK/WOODLAWN:   Land and lignite  lease  maintenance  as
well as advance royalty payments comprised the majority of the work on this project.

(D)  BASIS FOR PROJECT BILLING ALLOCATIONS

SWP PROJECTS:

                                  SOUTH          DOLET
OWNERSHIP PERCENTAGE           HALLSVILLE        HILLS

SWP                              85.936%        46.094%

NON-AFFILIATED ENTITIES          14.064%        53.906%

TOTAL                           100.000%       100.000%

The South Hallsville project and the Dolet Hills project are in the production stage.

JOINT VENTURE PROJECTS:

                                 KARNACK        WALKER
ALLOCATION PERCENTAGES          WOODLAWN        GRIMES

CPL                              31.24%         31.24%

PSO                              27.49%         27.49%

SWP                              30.71%         30.71%

WTU                              10.56%         10.56%

TOTAL                           100.00%        100.00%


ADMINISTRATIVE AND GENERAL ACTIVITIES:

Administrative and general activities included continuing maintenance of a Land Management System. Expenditures for these activities, along with legal, accounting, procurement, employee relations, treasury and information services were $8,195 for the quarter.

EXPENDITURES BY PROJECT:
(thousands)

QUARTER ENDED           SOUTH      DOLET      WALKER    KARNACK
DECEMBER 31, 1995     HALLSVILLE   HILLS      GRIMES    WOODLAWN
                         (1)        (1)

CPL                    $   --     $   --       $105        $--

PSO                        --         --         92         --

SWP                       457        428        103         --

WTU                        --         --         35         --

TOTAL                    $457       $428       $335        $--

   (1)  Excludes non-affiliated interests in these projects.

TWELVE MONTHS ENDED              SOUTH      DOLET      WALKER    KARNACK
DECEMBER 31, 1995              HALLSVILLE   HILLS      GRIMES    WOODLAWN
                                   (1)        (1)

CPL                                 $--        $--       $243        $--

PSO                                  --         --        213         --

SWP                               1,271        599        239         --

WTU                                  --         --         82         --

TOTAL                            $1,271       $599       $777        $--

   (1)  Excludes non-affiliated interests in these projects.

                           QTR ENDED     TWELVE MONTHS ENDED
                       DECEMBER 31, 1995  DECEMBER 31, 1995
                       BUDGET     ACTUAL  BUDGET    ACTUAL

SOUTH HALLSVILLE (1)    $484      $457    $1,778    $1,271

DOLET HILLS (1)          261       428       394       599

WALKER GRIMES            329       335       824       777

KARNACK WOODLAWN           6        --         8        --

TOTAL                 $1,080    $1,220    $3,004    $2,647

(1)  Excludes non-affiliated interests in these projects.


                                SINCE
CUMULATIVE  EXPENDITURES   JANUARY 1, 1984
                             (thousands)

SOUTH HALLSVILLE (1)           $19,132

DOLET HILLS (1)                  9,152

WALKER GRIMES                   17,401

KARNACK/WOODLAWN                 5,431

ABANDONED PROJECTS                 587

TOTAL                          $51,703

(1)  Excludes non-affiliated interests in these projects.

II.  FUEL PRODUCTION ACTIVITIES


                                           CONTRACT
                        TOTAL     TOTAL     MINER'S    TOTAL
                        TONS      TONS     DELIVERED  COST OF
                       PRODUCED  SHIPPED   COST/TON   FUEL/TON
                                                        (3)
QUARTER ENDED
DECEMBER 31, 1995

SOUTH HALLSVILLE (1)    834,273   829,667    $15.56    $16.15

DOLET HILLS (2)         226,816   245,639     23.15     23.80


TWELVE MONTHS ENDED
DECEMBER 31, 1995

SOUTH HALLSVILLE (1)  3,221,703  3,142,358   $13.99    $14.57

DOLET HILLS (2)       1,024,442  1,041,103    23.07     23.82


The above amounts exclude non-affiliated interests in these projects.



(1) Lignite reserves are owned and controlled by SWP, Oklahoma Municipal Power Authority (OMPA) and Northeast Texas Electric Cooperative (NTEC) and mined by Sabine Mining Company. All tonnage was delivered to the Henry W. Pirkey Power Plant which is also owned by SWP, OMPA, and NTEC. The total cost of fuel is the sum of the contract miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(2) Lignite reserves are owned and controlled by SWP, Central Louisiana Electric Company, Inc. (CLECO) and OMPA. NTEC acquires its ownership share from SWP once the lignite is delivered to the plant. The lignite is mined by Dolet Hills Mining Venture. All tonnage was delivered to the Dolet Hills Power Plant which is owned by SWP, CLECO, OMPA and NTEC. The total cost of fuel is the sum of the miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(3) The cost per ton is estimated each month and then adjusted to actual cost the following month.

III.  OIL AND GAS ACTIVITIES

CPL incurred expenditures primarily for the operation and development of existing leases in south Texas.

                            QUARTER ENDED     TWELVE MONTHS ENDED
                          DECEMBER 31, 1995    DECEMBER 31, 1995
                             (thousands)          (thousands)
CPL                              $38                 $160

                          SIGNATURE



As requested by order of the Securities and Exchange

Commission pursuant to the Public Utility Holding Company

Act of 1935, Central and South West Services, Inc. has duly

caused this report to be signed on the 28th day of February

1996.






                                 By :  R. Russell Davis
                                       R. RUSSELL DAVIS
                                         Controller
                              Central and South West Services, Inc.

2 West 2nd Street
P.O. Box 21928
Tulsa, Oklahoma 74121-1928
Telephone (918) 594-2000